SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

METEN EDTECHX EDUCATION GROUP LTD.
(Name of Issuer)

Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G6055H114
(CUSIP Number)

March 30, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AZ Fund 1 AZ Equity - Global Growth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 765,476 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 765,476 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,476 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4407%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AZ Fund 1 AZ Equity - New World Opportunities
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 153,095 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 153,095 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,095 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2883%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AZ Fund 1 AZ Equity - America
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 765,476 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 765,476 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,476 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4407%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AZ Fund 1 AZ Allocation – Global Income
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 688,929 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 688,929 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,929 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.297%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AZ Fund 1 Strategic Trend
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 688,929 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 688,929 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,929 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.297%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AZ Fund Management SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 3,061,905 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 3,061,905 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,061,905 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7528%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Claudio Basso
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares
	6	SHARED VOTING POWER 3,061,905 Shares
	7	SOLE DISPOSITIVE POWER 0 Shares
	8	SHARED DISPOSITIVE POWER 3,061,905 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,061,905 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7528%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Page 8 of 17 Pages

Item 1(a).	Name of Issuer:

Meten EdtechX Education Group Ltd. (“Issuer”)

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District Shenzhen, Guangdong Province 518000 The People’s Republic of China.

Item 2(a).	Name of Person Filing:

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) AZ Fund 1 AZ Equity - Global Growth is a Sub-fund of AZ Fund 1, an umbrella fund established under Luxembourg law, pursuant to part I of the 2010 Law, created in accordance with fund management regulations (the “Management Regulations”) approved on 4 February 2000 by the Board of Directors of AZ Fund Management S.A. (the “Company”) and published in the Memorial Compendium of Companies and Associations (the “Memorial”) on 13 March 2000 after having been filed with the Registrar of the District Court of Luxembourg on 28 February 2000. The Management Regulations were amended on 27 April 2001, 4 December 2002, 13 February 2006, 29 May 2006, 18 July 2006, 11 December 2006, 25 January 2008, 29 February 2008, 10 September 2008, 19 January 2009, 27 April 2009, 3 February 2010, 1 March 2010, 20 August 2012 and 18 November 2014. The latest amendments were filed with the Business Register on 17 December 2014. As an umbrella fund, the Fund has no legal status. Its assets belong to its investors (joint tenancy) and are separate from those of the Management Company and any other fund managed.

AZ Fund Management SA (“Management”) is a Luxembourg corporation that manages the affairs of AZ Fund 1 AZ Equity - Global Growth. Claudio Basso is the Chief Investment Officer of Management. Management and Claudio Basso may be deemed to share voting and dispositive control over the shares held by AZ Fund 1 AZ Equity - Global Growth.

(ii) AZ Fund 1 AZ Equity - New World Opportunities is a Sub-fund of AZ Fund 1, an umbrella fund established under Luxembourg law, pursuant to part I of the 2010 Law, created in accordance with fund management regulations (the “Management Regulations”) approved on 4 February 2000 by the Board of Directors of AZ Fund Management S.A. (the “Company”) and published in the Memorial Compendium of Companies and Associations (the “Memorial”) on 13 March 2000 after having been filed with the Registrar of the District Court of Luxembourg on 28 February 2000. The Management Regulations were amended on 27 April 2001, 4 December 2002, 13 February 2006, 29 May 2006, 18 July 2006, 11 December 2006, 25 January 2008, 29 February 2008, 10 September 2008, 19 January 2009, 27 April 2009, 3 February 2010, 1 March 2010, 20 August 2012 and 18 November 2014. The latest amendments were filed with the Business Register on 17 December 2014. As an umbrella fund, the Fund has no legal status. Its assets belong to its investors (joint tenancy) and are separate from those of the Management Company and any other fund managed.

AZ Fund Management SA (“Management”) is a Luxembourg corporation that manages the affairs of AZ Fund 1 AZ Equity - New World Opportunities. Claudio Basso is the Chief Investment Officer of Management. Management and Claudio Basso may be deemed to share voting and dispositive control over the shares held by AZ Fund 1 AZ Equity - New World Opportunities.

Page 9 of 17 Pages

(iii) AZ Fund 1 AZ Equity – America is a Sub-fund of AZ Fund 1, an umbrella fund established under Luxembourg law, pursuant to part I of the 2010 Law, created in accordance with fund management regulations (the “Management Regulations”) approved on 4 February 2000 by the Board of Directors of AZ Fund Management S.A. (the “Company”) and published in the Memorial Compendium of Companies and Associations (the “Memorial”) on 13 March 2000 after having been filed with the Registrar of the District Court of Luxembourg on 28 February 2000. The Management Regulations were amended on 27 April 2001, 4 December 2002, 13 February 2006, 29 May 2006, 18 July 2006, 11 December 2006, 25 January 2008, 29 February 2008, 10 September 2008, 19 January 2009, 27 April 2009, 3 February 2010, 1 March 2010, 20 August 2012 and 18 November 2014. The latest amendments were filed with the Business Register on 17 December 2014. As an umbrella fund, the Fund has no legal status. Its assets belong to its investors (joint tenancy) and are separate from those of the Management Company and any other fund managed.

AZ Fund Management SA (“Management”) is a Luxembourg corporation that manages the affairs of AZ Fund 1 AZ Equity – America. Claudio Basso is the Chief Investment Officer of Management. Management and Claudio Basso may be deemed to share voting and dispositive control over the shares held by AZ Fund 1 AZ Equity – America.

(iv) AZ Fund 1 AZ Allocation – Global Income is a Sub-fund of AZ Fund 1, an umbrella fund established under Luxembourg law, pursuant to part I of the 2010 Law, created in accordance with fund management regulations (the “Management Regulations”) approved on 4 February 2000 by the Board of Directors of AZ Fund Management S.A. (the “Company”) and published in the Memorial Compendium of Companies and Associations (the “Memorial”) on 13 March 2000 after having been filed with the Registrar of the District Court of Luxembourg on 28 February 2000. The Management Regulations were amended on 27 April 2001, 4 December 2002, 13 February 2006, 29 May 2006, 18 July 2006, 11 December 2006, 25 January 2008, 29 February 2008, 10 September 2008, 19 January 2009, 27 April 2009, 3 February 2010, 1 March 2010, 20 August 2012 and 18 November 2014. The latest amendments were filed with the Business Register on 17 December 2014. As an umbrella fund, the Fund has no legal status. Its assets belong to its investors (joint tenancy) and are separate from those of the Management Company and any other fund managed.

AZ Fund Management SA (“Management”) is a Luxembourg corporation that manages the affairs of AZ Fund 1 AZ Allocation – Global Income. Claudio Basso is the Chief Investment Officer of Management. Management and Claudio Basso may be deemed to share voting and dispositive control over the shares held by AZ Fund 1 AZ Allocation – Global Income.

(v) AZ Fund 1 Strategic Trend is a Sub-fund of AZ Fund 1, an umbrella fund established under Luxembourg law, pursuant to part I of the 2010 Law, created in accordance with fund management regulations (the “Management Regulations”) approved on 4 February 2000 by the Board of Directors of AZ Fund Management S.A. (the “Company”) and published in the Memorial Compendium of Companies and Associations (the “Memorial”) on 13 March 2000 after having been filed with the Registrar of the District Court of Luxembourg on 28 February 2000. The Management Regulations were amended on 27 April 2001, 4 December 2002, 13 February 2006, 29 May 2006, 18 July 2006, 11 December 2006, 25 January 2008, 29 February 2008, 10 September 2008, 19 January 2009, 27 April 2009, 3 February 2010, 1 March 2010, 20 August 2012 and 18 November 2014. The latest amendments were filed with the Business Register on 17 December 2014. As an umbrella fund, the Fund has no legal status. Its assets belong to its investors (joint tenancy) and are separate from those of the Management Company and any other fund managed.

AZ Fund Management SA (“Management”) is a Luxembourg corporation that manages the affairs of AZ Fund 1 Strategic Trend. Claudio Basso is the Chief Investment Officer of Management. Management and Claudio Basso may be deemed to share voting and dispositive control over the shares held by AZ Fund 1 Strategic Trend.

Page 10 of 17 Pages

(vi) AZ Fund Management SA is a Luxembourg corporation that manages each of the Sub-funds identified in (i)-(v) above and may be deemed to share voting and dispositive control over the shares held by each such Sub-fund.

(vii) Claudio Basso is the Chief Investment Officer of AZ Fund Management SA Management, which manages each of the Sub-funds identified in (i)-(v) above and by virtue of his position may be deemed to share voting and dispositive control over the shares held by each such Sub-fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

c/o AZ Fund Management S.A.

35, Avenue Monterey

L-2163 Luxembourg

Item 2(c).	Citizenship:

AZ Fund 1 AZ Equity - Global Growth – Luxembourg

AZ Fund 1 AZ Equity - New World Opportunities – Luxembourg

AZ Fund 1 AZ Equity - America – Luxembourg

AZ Fund 1 AZ Allocation – Global Income – Luxembourg

AZ Fund 1 Strategic Trend – Luxembourg

AZ Fund Management SA – Luxembourg

Claudio Basso – Luxembourg

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

G6055H 114

Page 11 of 17 Pages

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☒	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Foreign mutual funds.

Item 4.	Ownership.

AZ Fund 1 AZ Equity - Global Growth

(a) Amount Beneficially Owned: 765,476 Ordinary Shares. Such amount includes 30,952 Ordinary Shares issuable upon the exercise of warrants.

(b) Percent of Class: 1.4407%, based on 53,100,534 Ordinary Shares outstanding, as reported in the issuer’s Form 20-F, Shell Company Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934, filed on March 30, 2020.

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 765,476

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 765,476

Page 12 of 17 Pages

AZ Fund 1 AZ Equity - New World Opportunities

(a) Amount Beneficially Owned: 153,095 Ordinary Shares. Such amount includes 6,190 Ordinary Shares issuable upon the exercise of warrants.

(b) Percent of Class: 0.2883%, based on 53,100,534 Ordinary Shares outstanding, as reported in the issuer’s Form 20-F, Shell Company Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934, filed on March 30, 2020.

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 153,095

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 153,095

AZ Fund 1 AZ Equity – America

(a) Amount Beneficially Owned: 765,476 Ordinary Shares. Such amount includes 30,952 Ordinary Shares issuable upon the exercise of warrants.

(b) Percent of Class: 1.4407%, based on 53,100,534 Ordinary Shares outstanding, as reported in the issuer’s Form 20-F, Shell Company Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934, filed on March 30, 2020.

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 765,476

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 765,476

AZ Fund 1 AZ Allocation – Global Income

(a) Amount Beneficially Owned: 688,929 Ordinary Shares. Such amount includes 27,857 Ordinary Shares issuable upon the exercise of warrants.

(b) Percent of Class: 1.297%, based on 53,100,534 Ordinary Shares outstanding, as reported in the issuer’s Form 20-F, Shell Company Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934, filed on March 30, 2020.

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 688,929

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 688,929

Page 13 of 17 Pages

AZ Fund 1 Strategic Trend

(a) Amount Beneficially Owned: 688,929 Ordinary Shares. Such amount includes 27,857 Ordinary Shares issuable upon the exercise of warrants.

(b) Percent of Class: 1.297%, based on 53,100,534 Ordinary Shares outstanding, as reported in the issuer’s Form 20-F, Shell Company Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934, filed on March 30, 2020.

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 688,929

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 688,929

AZ Fund Management SA

(a) Amount Beneficially Owned: 3,061,905 Ordinary Shares. Such amount includes 123,708 Ordinary Shares issuable upon the exercise of warrants. AZ Fund Management SA manages each of the Sub-funds identified in Items 2(a)(i)-(v) above and may be deemed to share voting and dispositive control over the shares held by each such Sub-fund. AZ Fund Management SA disclaims ownership of the shares.

(b) Percent of Class: 5.7528%, based on 53,100,534 Ordinary Shares outstanding, as reported in the issuer’s Form 20-F, Shell Company Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934, filed on March 30, 2020.

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 3,061,905

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 3,061,905

Claudio Basso

(a) Amount Beneficially Owned: 3,061,905 Ordinary Shares. Such amount includes 123,708 Ordinary Shares issuable upon the exercise of warrants. Claudio Basso is the Chief Investment Officer of AZ Fund Management SA Management, which manages each of the Sub-funds identified in (i)-(v) above and by virtue of his position may be deemed to share voting and dispositive control over the shares held by each such Sub-fund. Mr. Basso disclaims ownership of any of the shares.

Page 14 of 17 Pages

(b) Percent of Class: 5.7528%, based on 53,100,534 Ordinary Shares outstanding, as reported in the issuer’s Form 20-F, Shell Company Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934, filed on March 30, 2020.

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 3,061,905

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 3,061,905

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

None.

Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2020

AZ FUND 1 AZ EQUITY - GLOBAL GROWTH

By:	/s/Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, AZ Fund Management SA

AZ FUND 1 AZ EQUITY - NEW WORLD OPPORTUNITIES

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, AZ Fund Management SA

AZ FUND 1 AZ EQUITY - AMERICA

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, AZ Fund Management SA

AZ FUND 1 AZ ALLOCATION – GLOBAL INCOME

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, AZ Fund Management SA

AZ FUND 1 STRATEGIC TREND

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, AZ Fund Management SA

AZ FUND MANAGEMENT SA

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager

CLAUDIO BASSO

/s/Claudio Basso

Page 16 of 17 Pages

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree, on this 30th day of April, 2020, that this Schedule 13G (as so amended, the “Schedule 13G”) with respect to the Ordinary Shares of Meten EdtechX Education Group Ltd. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

AZ FUND 1 AZ EQUITY - GLOBAL GROWTH

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, AZ Fund Management SA

AZ FUND 1 AZ EQUITY - NEW WORLD OPPORTUNITIES

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, AZ Fund Management SA

AZ FUND 1 AZ EQUITY - AMERICA

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, AZ Fund Management SA

AZ FUND 1 AZ ALLOCATION – GLOBAL INCOME

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, AZ Fund Management SA

AZ FUND 1 STRATEGIC TREND

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager, AZ Fund Management SA

AZ FUND MANAGEMENT SA

By:	/s/ Giorgio Medda
Name:	Giorgio Medda
Title:	General Manager

CLAUDIO BASSO

/s/Claudio Basso

Page 17 of 17 Pages